March 7, 2025

Via Edgar Transmission

Ms. Sarah Sidwell/Mr. Evan Ewing

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	K-Tech Solutions Company Limited (the “Company”) Draft Registration Statement on Form F-1 Submitted on January 2, 2025 CIK No. 0002049187

Dear Ms. Sidwell/Mr. Ewing,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 29, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1 submitted January 2, 2025

General

1.	We note throughout your registration statement that you state you do not have operations in mainland China. However, your website appears to indicate a production plant in Guang Dong Province, China, and provides the contact information for such facility next to the information for your main Hong Kong office. Please advise or revise.

Response: The Company would like to clarify that the production plant refers to a contract manufacturer of the Company and is not a part of the Group. The Company has revised the relevant information on its website.

Cover Page

2.	We note that you are issuing Representative Warrants to the Representative. Please disclose this on the cover page and, if true, state that the warrants and the shares underlying the warrants are also being registered in this registration statement.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on the cover page and page 111 in the revised DRS.

Summary

The Offering, page 12

3.	We note that you state the underwriters will have an option to purchase additional Class A Shares within 30 days, however, on the cover page you state the underwriters will have a 45 day overallotment option. Please revise.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on page 13 in the revised DRS.

We are exposed to risks relating to our suppliers that manufacture our products, and we may not be able to successfully establish and operat[e], page 28

4.	We note your disclosure on page 28 that you are dependent on Fully Starise Limited, a third-party supplier, to manufacture and supply your products. Please expand your disclosure to describe the material terms of your long term supply agreement and file any material manufacturing agreements as exhibits to the registration statement. Please also disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on pages 31 and 79 in the revised DRS. Please also find the unofficial English translation of the long term supply agreement filed herein as exhibit 10.11.

Use of Proceeds, page 48

5.	We note that you intend to use the proceeds from the offering for “potential investments and/or acquisition of a factory in Vietnam and/or other South East Asian countries.” If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. Refer to Item 3.C of Form 20-F.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on page 50 in the revised DRS.

Capitalization, page 50

6.	Please revise the indebtedness section of the table to include both your short and longterm bank loans, as well as amounts due to related parties.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on page 52 in the revised DRS.

Liquidity and Capital Resources

Cash Flows

Cash Provided by (Used in) Operating Activities, page 58

7.	Your current discussion of cash flows from operating activities appears to be a recitation of the reconciling items identified on the face of your statement of cash flows. Please revise to discuss the material changes in the underlying drivers that affected your operating cash flows, particularly in regard to working capital, between periods. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on page 64 and 65 in the revised DRS.

Business , page 67

8.	We note your disclosure on page 26 that the majority of your customers reside in Hong Kong, however, the disclosure on page 28 states that your customers are mainly located in North America and Europe. Please revise for this inconsistency throughout your registration statement. Additionally, please revise to provide the information required by Item 4.B.2 of Form 20-F.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on pages 6, 28 and 76 in the revised DRS.

9.	Please provide the information required by Item 4.B.4 of Form 20-F.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on page 79 in the revised DRS.

Management

Family Relationships, page 78

10.	We note your disclosure on page 78 that there are no family relationships among the directors and executive officers, however, disclosure on page 3 indicates that Kwok Yiu Keung and Kwok Yiu Wah are brothers. Please revise or advise as to this inconsistency, as well as disclose any other family relationships.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on page 86 in the revised DRS.

Index to Combined Financial Statements, page F-1

11.	Please note the financial statement updating requirements provided in Item 8.A.5 of Form 20-F.

Response: In response to the Staff’s comments, the Company added the relevant disclosures on pages F-23 to F-43 in the revised DRS.

Notes to Combined Financial Statements, page F-7

12.	Please remove the brackets from all disclosures contained in the notes to the financial statements. In this regard, we note you have included bracketed information in Note 1 with respect to the date the company acquired K-Mark Technology Limited as part of the reorganization and in Note 11 relating to ordinary share information.

Response: In response to the Staff’s comment, the Company removed the brackets and provided the date the Company acquired K-Mark Technology Limited as part of the reorganization in Note 1 on pages F-7 and relating to ordinary share information in Note 11 on page F-18.

Resale Prospectus, page Alt-1

13.	We note your disclosure indicating that “such sales by the selling shareholder will not occur until after the Class A shares begin trading on Nasdaq Capital Market.” Please revise to state the price at which the initial public offering shares will be sold prior to the sale of common stock by the selling shareholders.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on the cover page in the revised Resale Prospectus.

14.	Please revise to include a table of contents for the resale prospectus.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on the page Alt-i in the revised Resale Prospectus.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-11

15.	Please revise your revenue recognition policy to fully comply with the disclosure objective of ASC 606-10-50. In this regard, your footnote should include more fulsome information for users of financial statements to better understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. For example, we were unable to find any disclosures surrounding the nature of your performance commitments as required by ASC 606-10-50-12, in addition to the disclosures required by ASC 606-10-50-8b and 50-9. Revise your footnote accordingly.

Response: In response to the Staff’s comment, the Company revised relevant disclosure on page F-11 in the revised DRS.

Segment Reporting , page F-12

16.	Please revise your segment footnote to comply with the disclosure requirement outlined in ASC 280-10-50-21a.

Response: In response to the Staff’s comments, the Company revised the relevant disclosure on page F-12 in the revised DRS.

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129
Email:lvenick@loeb.com

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